SEC

20004179

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SEC FILE NUMBER
8 - 48279

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities,Inc

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue - 4th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

SEC Mail Processing Section

FEB 28 2020

Washington DC 416

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sobel - FinOp 212-751-4422 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

OATH OR AFFIRMATION

I, Richard Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

FinOp/CFO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS

For the Year Ended December 31, 2019

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Handelsbanken Markets Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 26, 2020

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and cash equivalents	$	6,239,582
Receivables from customers		1,394
Property and equipment, net		46,224
Other assets		65,392
	$	6,352,592
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to brokers and dealers	$	1,394
Due to Parent		221,468
Due to affiliates		120,586
Deferred bonus		209,000
Accounts payable and accrued expenses		332,908
Liabilities subordinated to claims of general creditors		2,000,000
Total liabilities		2,885,356
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		18,099,990
Accumulated deficit		(14,632,764)
Total stockholder's equity		3,467,236
	$	6,352,592

See accompanying notes to financial statement

1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly-owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

From January 1, 2019 through July 31, 2019, the Company acted as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executed and cleared all of these foreign trades through the Parent and affiliates. These trades were settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions were collected by the Parent and the gross amount was remitted to the Company monthly through July 31, 2019. Effective August 1, 2019 the Parent and Company entered into a cost plus agreement where the Company is compensated 110% of its operating expenses in lieu of commissions. Such revenue is described as Management Brokerage Services in the accompanying statement of operations.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers its holdings in bank money market accounts to be cash equivalents.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Receivable from Customers

Amounts receivable from customers includes monies due on cash and margin transactions.

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-Line
Computer equipment	5 years	Straight-line

Deferred Bonus

The Company typically defers 40% of the current year bonus pool for three years. The deferred bonus is paid in March of the subsequent year, with the year's current bonus payout.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company follows ASC 606 - Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Management Brokerage Service

Revenue is generated through the reimbursement of all operating expenses of the Company plus a mark-up of 10% under the service agreement with the Parent. Revenue is recognized and the performance obligation is satisfied when the underlying expenses have been incurred.

Commission Income

The Company through its Parent and affiliate buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a gross commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research Income

The Company compiles and distributes financial equity research reports to investment advisory institutions and financial business entities. Revenues are earned from direct billing related to the distribution of these reports. The Company believes that the trade date is the appropriate point to recognize revenue related to direct research, because that is when their performance obligation is satisfied, the pricing is agreed upon, and the benefit of information contained within the reports is available to the customer.

Advisory Fee Income

The Company provides advisory services by facilitating corporate debt deals sourced by the New York branch. Revenue is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction). Further, under some customer contracts, the Company provides advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value of Financial Instruments

At December 31, 2019, the carrying value of the Company's financial instruments, such as receivable from customers, due to broker and dealers, due to affiliates approximate their fair values due to the nature of their short term maturities.

Recent Accounting Pronouncements

On January 1, 2019, the Company adopted ASU 2016-02, "Leases". Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Liabilities subordinated to claims of general creditors

At December 31, 2019, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on January 3, 2022 and bears interest at 2.96% per annum.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-1, which requires minimum net capital of $250,000. At December 31, 2019, the Company's net capital was approximately $5,355,000, which was approximately $5,105,000 in excess of its minimum net capital requirement of $250,000.

4. Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the ememptive provision of sub-paragraph (k)(2)(i), since it settles all transactions on a delivery versus payment or receive versus payment basis.

5. Income taxes

At December 31, 2019, the Company has a book to tax difference consisting of a net operating loss carryforward ("NOL") of approximately $15,299,000 and $11,003,000, for federal and state tax purposes, respectively, that may be applied against future taxable income. The Company also has approximately $10,900,000 of unused NOL carryforwards for New York City purposes. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2019.

The Company recorded minimum or capital taxes for the year ended December 31, 2019, due to its net operating loss for Federal, New York State, and New York City income tax purposes. The Company has historically incurred NOLs and maintains a full valuation allowance against the net deferred tax assets.

5. Income taxes (continued)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2019 are as follows:

Deferred tax assets, net		
NOL	$	4,664,168
Vacation	$	9,615
Bonus accrual	$	55,390
Depreciation	$	(12,250)
	$	4,716,923
Valuation allowance		(4,716,923)
	$	-

6. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institutions with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Related party transactions

From January 1, 2019 through July 31, 2019, during the normal course of business, the Parent provided and accounted for a portion of the Company's business activities. Effective August 1, 2019 the Parent and Company entered into a cost plus agreement where the Company is compensated 110% of its operating expenses. The Company's payable to its Parent related to this agreement was approximately $221,000 as of December 31, 2019.

The Company received commission income for the year ended December 31, 2019, from the Parent relating to transactions with the Parent and affiliates. In addition, the Company cleared all of its customer transactions in foreign securities through the Parent and affiliates.

7. Related party transactions (continued)

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. The Company has an amount due to affiliates of approximately $121,000 at December 31, 2019, representing both allocated and other expenses paid by the Branch principally for December 2019.

8. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $28,000 per employee, to the Plan.

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly-Owned Subsidiary of
Svenska Handelsbanken AB)

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019